Exhibit 21.1
Third Point Reinsurance Ltd.
List of Subsidiaries at December 31, 2020

Subsidiary	Jurisdiction of Incorporation/Formation

Third Point Reinsurance Company Ltd.	Bermuda

Third Point Re Marketing (UK) Limited.	United Kingdom

Third Point Reinsurance (USA) Ltd.	Bermuda

Third Point Re (UK) Holdings Ltd.	United Kingdom

Third Point Re (USA) Holdings Inc.	Delaware
Yoga Merger Sub Limited	Bermuda

Arcadian Risk Capital Ltd	Bermuda